

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2013

Via Email
Robert Landau
Chief Executive Officer
Pacific Gold Corp.
848 N. Rainbow Blvd. #2987
Las Vegas, NV 89107

> **Re: Pacific Gold Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 9, 2013**
> **File No. 000-32629**

Dear Mr. Landau:

We have limited our review of your filing to those issues we have addressed in our comments.   In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal II Approval of an Amendment to the Articles of Incorporation to Increase the Number of Authorized Shares of Common Stock from 3,000,000,000 to 10,000,000,000, page 6

1.   Your response to prior comment seven from our letter dated June 27, 2013 indicates that several note agreements were not filed presumably because they were the same as or substantially similar to notes previously filed. Please file executed versions of each note or explain to us how you have complied with Instruction 2 to Item 601 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 24

2.   We note your response to prior comment eight and the revised table of beneficial ownership. Please explain the reference "which amount is without regard to Rule 13d-3" in footnote two to your table. Please clarify whether these notes are convertible within 60

days. If so, please include in the beneficial ownership table. If not, please add disclosure as to when such notes are convertible.

Executive Compensation, page 25

3.   We partially reissue prior comment ten from our letter dated June 27, 2013. Please amend your Form 10-K for the fiscal year ended December 31, 2012 to reflect the revised disclosure in your proxy. See Rule 12(b)-15 of the Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Pam Howell at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Carl Van Denmark
        Golenbock Eiseman Assor Bell & Peskoe LLP